Phone:	(212) 885-5205
Fax:	(212) 885-5001
Email:	mmmurphy@blankrome.com

October 22, 2019

FILED VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: Ryan Sutcliffe

Re:	The GoodHaven Funds Trust Preliminary Proxy Statement on Schedule 14A filed on October 10, 2019 File No. 811-23127

Dear Mr. Sutcliffe:

On behalf of The GoodHaven Funds Trust (the “Trust”), this letter is in response to the comments relayed in a telephone conversation with the undersigned on October 18, 2019 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Trust’s Preliminary Proxy Statement on Schedule 14A filed on October 10, 2019 (the “Proxy”) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”).  As requested, attached to this letter is a revised draft of the Proxy blacklined to show changes to the version filed on October 10, 2019.  We have set forth below, in bold face type, the comment, followed by the Trust’s responses:

1.	Please list any specific requirements that shareholders attending in person will have to meet in order to vote their shares (ie, proof of holdings, proof of identification).

RESPONSE:  This disclosure has been added at the end of the first paragraph on page 1of the Proxy.

2.	Please provide a method for shareholders to receive more information about attending the Meeting in person (including directions to the Meeting).

RESPONSE:  This disclosure has been added at the end of the first paragraph on page 1 of the Proxy.

3.	Please advise whether there is a more specific website than the one provided (www.proxyvote.com) for shareholders to access, and, if so, include the more specific website in the Proxy.

RESPONSE:  There is not a more specific website for the Fund’s shareholders.  A control number will be listed on the proxy ballot (via email or hard copy) for each Fund shareholder.  The control number needs to be inputted on proxyvote.com website for the shareholder to access Fund-specific information and materials.

4.
On page 1, the Proxy provides that “In addition, Broadridge may be paid on a per-call basis to solicit shareholders by telephone on behalf of the Trust.  The Trust also may arrange to have votes recorded by telephone.”  Please advise whether this can be stated more definitively.

RESPONSE:  This cannot be stated more definitively because, while the Trust has not requested to have Broadridge solicit shareholders by phone or to have votes recorded by telephone, it may determine to do so at some point before the Meeting.

5.
Please advise whether there are any material terms of the Investment Adviser’s contract with Broadridge (other than what is described in the last paragraph on page 1 of the Proxy) and include a description of such terms in the Proxy.

RESPONSE:  The disclosure has been revised to include the anticipated amount ($1,100) that the Broadridge will charge to print the proxy statement.

6.	Please include the date of the existing investment advisory agreement and the date on which it was last submitted to a vote of shareholders of the Fund, including the purpose of such submission.

RESPONSE:  The date of the existing investment advisory agreement (February 4, 2016) and the fact that it was approved by the sole shareholder of the Fund on February 4, 2016 has been added to the first paragraph under the heading “Introduction” on page 3 of the Proxy.

7.	Please provide the information required by Item 22(c)(3) of Schedule 14A regarding the ownership of the Investment Adviser.

RESPONSE:  Information required by Item 22(c)(3) regarding the “Parents” of the Investment Adviser has been added at the end of the second paragraph under the heading “Introduction” on page 3 of the Proxy.

8.	Please provide clarity with respect to the Reorganization and the purpose of each related agreement.

RESPONSE:  The first two paragraphs under the heading “The Reorganization” on page 3 of the Proxy have been amended to provide clarity with respect to the Reorganization and the purpose of each agreement discussed.

9.
On page 3 at the end of the third paragraph under “The Reorganization,” the Proxy provides: “Mr. Trauner will provide transitional support and will, upon further agreement with the Investment Adviser, provide Mr. Pitkowsky with certain assistance as agreed.” Similar disclosure is included on page 4 in the first paragraph under “Impact of the Changes to the Investment Adviser on the Fund.”  Please provide the details of any such agreement with Mr. Trauner.

RESPONSE:  The referenced disclosure has been revised to clarify that, as part of the Reorganization, Mr. Trauner will provide transitional support to the Investment Adviser and may, upon the request of Mr. Pitkowsky and the assent of Mr. Trauner, provide future assistance to the Investment Adviser subject to the execution of a separate written agreement.

10.
On page 6 under the heading “Board Considerations Regarding Approval of the New Investment Advisory Agreement”, the following is listed as a consideration:  “(a) the revised structure of the Investment Adviser and the reasons for Reorganization.”  Please provide the details regarding the reasons for Reorganization.

RESPONSE:  The requested disclosure has been added to the first paragraph under the heading “The Reorganization” on page 3 of the Proxy.

11.
On page 6 of the Proxy under the heading “Board Considerations Regarding Approval of the New Investment Advisory Agreement”, the following is listed as a consideration: “(d) the post-Reorganization financial resources of the Investment Adviser.”  Please provide details regarding what documents were reviewed/considered with respect to this item and who prepared such documents.

RESPONSE:  In the following paragraph of the Proxy (the first paragraph of page 7 of the Proxy), it is noted that an “anticipated profitability analysis from the Investment Adviser” was provided to the Independent Trustees in connection with their evaluation.  Disclosure has been added to provide that this analysis “included the anticipated positive effects that transactions contemplated by the Reorganization will have on the Investment Adviser’s profitability and resources.” This analysis was prepared by the Investment Adviser and included the post-Reorganization financial resources of the Investment Adviser.

12.	On page 7 of the Proxy in the “Performance of the Fund” paragraph, please provide additional detail regarding the “certain benchmarks” that are referred to in the first sentence.

RESPONSE:  The requested detail regarding the “certain benchmarks” has been added to the referenced paragraph.

13.	On page 8 of the Proxy in the “Investment Advisory Fees and Expenses” paragraph, please provide additional detail regarding the “peer group of funds” that are referred to in the second sentence.

RESPONSE:  The requested detail regarding the “peer group of funds” has been added to the referenced paragraph.

14.
In the “Board Considerations Regarding Approval of the New Investment Advisory Agreement” section of the Proxy, state whether the Board considered benefits derived or to be derived by the Investment Adviser from the relationship with the Fund such as “soft dollar” arrangements.

RESPONSE:  The requested disclosure has been added to the paragraph titled “Profitability” on page 8 of the Proxy.

15.
Please advise whether Mr. Conn’s role at Eurasia Advisors LLC would be considered a principal occupation, and, if so, include it in the corresponding column next to Mr. Conn’s name in the table on page 10 of the Proxy.

RESPONSE:  Mr. Conn’s position at Eurasia Advisors LLC has been added to the referenced column of the table on page 10 of the Proxy.

16.	Please provide more specific ranges for the column titled “Dollar Range of GoodHaven Fund Shares” in the table on page 15 of the Proxy.

RESPONSE:  The table now includes more specific ranges.

17.	The information under the title “Management Ownership” in Appedix A to the Proxy should be provided in tabular format as per Item 6(d) of Schedule 14A.

RESPONSE:  The referenced information has been revised as requested.

18.
Please bold the following sentences that are included in the proxy card:
• “THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES”
• “If no such direction is made, the said proxies will vote FOR Proposal 1 and in their discretion with respect to such other matters as may properly come before the Special Meeting of Stockholders, in the interest of the Fund.”

RESPONSE:  A revised final proxy card has been included at the end of the Proxy.

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In accordance with our telephone discussion Friday afternoon, this letter and a revised preliminary proxy will be filed for your review.

Very truly yours,

/s/ Margaret Murphy Margaret Murphy